PROSPECTUS SUPPLEMENT                      Filed Pursuant to Rule 424(b)(3) of
                                           the Rules and Regulations Under the
(To Prospectus dated June 7, 1999,         Securities Act of 1933
and to the Prospectus Supplements dated
July 22, 1999, August 11, 1999, and
September 3, 1999)
                                           Registration Statement No. 333-63563


                               INSILCO HOLDING CO.

                                  COMMON STOCK
                       WARRANTS TO PURCHASE COMMON STOCK
                          PAY-IN-KIND PREFERRED STOCK

                        ---------------------------------


RECENT DEVELOPMENTS
-------------------

         Attached hereto and incorporated by reference herein is the Amended Form 8-K of Insilco Holding Co., dated July 20, 1999, filed with the Securities and Exchange Commission on October 4, 1999.


                        ---------------------------------


         This Prospectus Supplement, together with the Prospectus, is to be used by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC") in connection with offers and sale of the above-referenced securities in market-making transactions at negotiated prices related to prevailing market prices at the time of the sale. DLJSC may act as principal or agent in such transactions.



October 5, 1999

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 8-K/A



                                 CURRENT REPORT
                       PURSUANT TO SECTION 13 or 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          DATE OF REPORT: JULY 20, 1999



                               INSILCO HOLDING CO.
             (Exact Name of Registrant as specified in its charter)




           Delaware                      0-24813                 06-1158291
           --------                      -------                 ----------
(State or other jurisdiction of   (Commission File No.)        (IRS Employer
 incorporation or organization)                           Identification Number)



                              425 Metro Place North
                                   Fifth Floor
                               Dublin, Ohio 43017
                                 (614) 792-0468

               (Address, including zip code, and telephone number
                       including area code of Registrant's
                          principal executive offices)

           The undersigned registrant hereby amends Item 7 of its Current Report on Form 8-K filed with the Commission on July 20, 1999 as follows:


ITEM 7.    FINANCIAL STATEMENTS AND EXHIBITS.

     (a)   Financial Statements of Business Acquired
           -----------------------------------------

           Immediately following the signature page of this form 8-K/A are the audited Balance Sheet of Thermal Transfer Products, Ltd. for the period ended June 30, 1999, and the related audited Statement of Operations and Cash Flows for the nine months ended June 30, 1999.

     (b)   Pro Forma financial Information
           -------------------------------

           Immediately following the Thermal Transfer Products, LTD., Financial Statements of this Form 8-K/A are the unaudited Pro Forma Balance Sheet at June 30, 1999, and the unaudited Statement of Operations for the twelve month period ended December 31, 1998 and the six month period ended June 30, 1999.

     (c)   Exhibits.

           Exhibit No.                          Description

              23 (a)                        Consent of KPMG LLP.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                       INSILCO HOLDING CO.
                                                -------------------------------
                                                Registrant


Date: October 4, 1999                      By:    /s/ Michael R. Elia
                                                -------------------------------
                                                Michael R. Elia
                                                Senior Vice President and Chief
                                                 Financial Officer

                                  EXHIBIT INDEX


     Exhibit No.             Description

       23 (a)                Consent of KPMG LLP.

                         THERMAL TRANSFER PRODUCTS, LTD.

                              Financial Statements

                                  June 30, 1999

                   (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Thermal Transfer Products, Ltd.:


We have audited the accompanying balance sheet of Thermal Transfer Products, Ltd. ("the Company") as of June 30, 1999 and the related statements of income, stockholders' equity and cash flows for the nine months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thermal Transfer Products, Ltd. as of June 30, 1999, and the results of its operations and its cash flows for the nine months then ended in conformity with generally accepted accounting principles.

KPMG LLP
September 3, 1999

                                      THERMAL TRANSFER PRODUCTS, LTD.

                                               Balance Sheet

                                               June 30, 1999

                                                                                                   1999
                                                                                               -----------
                                            ASSETS
Current assets:
  Cash and cash equivalents, including cash equivalents of $2,740,398                          $ 3,639,335
  Trade receivables, less allowance for doubtful accounts and other reserves of $110,324         3,476,397
  Inventories                                                                                    4,741,726
  Income tax receivable                                                                            473,953
  Deferred income taxes                                                                            350,637
  Prepaid expenses                                                                                  22,297
                                                                                               -----------

           Total current assets                                                                 12,704,345
                                                                                               -----------

Property, plant and equipment:
  Land                                                                                             264,088
  Buildings                                                                                      4,499,858
  Machinery and equipment                                                                        4,499,670
  Office equipment                                                                                 376,394
  Furniture and fixtures                                                                           233,068
  Autos                                                                                            100,101
                                                                                               -----------

                                                                                                 9,973,179

  Less accumulated depreciation                                                                  4,560,180
                                                                                               -----------

           Net property, plant and equipment                                                     5,412,999
                                                                                               -----------

                                                                                               $18,117,344
                                                                                               ===========

                             LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                                                             $ 1,167,680
  Accrued expenses                                                                                 949,874
                                                                                               -----------

           Total current liabilities                                                             2,117,554

Deferred income taxes                                                                              363,220
                                                                                               -----------

           Total liabilities                                                                     2,480,774
                                                                                               -----------

Stockholders' equity:
  Common stock, no par value; 48,000 shares authorized (8,000 voting and
     40,000 non-voting); 29,662 shares issued and outstanding (3,217 voting
     and 26,445 non-voting)                                                                         27,541
  Retained earnings                                                                             15,609,029
                                                                                               -----------

           Total stockholders' equity                                                           15,636,570

Contingencies
                                                                                               -----------

                                                                                               $18,117,344
                                                                                               ===========

See accompanying notes to financial statements.

                         THERMAL TRANSFER PRODUCTS, LTD.

                               Statement of Income

                     For the nine months ended June 30, 1999

                                                                        1999
                                                                     -----------
Sales                                                                $18,818,789
Cost of sales                                                         15,468,928
Depreciation                                                             507,068
Selling, general and administrative expenses                           2,073,122
                                                                     -----------

           Operating income                                              769,671
                                                                     -----------

Other income:
   Interest income                                                        90,647
   Other, net                                                              6,408
                                                                     -----------

           Total other income                                             97,055
                                                                     -----------

           Income before income taxes                                    866,726

Income taxes                                                             416,721
                                                                     -----------

           Net income                                                $   450,005
                                                                     ===========

See accompanying notes to financial statements.

                              THERMAL TRANSFER PRODUCTS, LTD.

                             Statement of Stockholders' Equity

                              Nine months ended June 30, 1999

                                                                                TOTAL
                                  COMMON       TREASURY       RETAINED       STOCKHOLDERS'
                                  STOCK         STOCK         EARNINGS          EQUITY
                                 --------      --------      ----------      -------------
Balances at October 1, 1998      $ 41,130       (8,239)      15,212,416       15,245,307

Dividends paid                         --           --          (53,392)         (53,392)

Treasury stock purchased               --       (5,350)              --           (5,350)

Retirement of treasury stock      (13,589)      13,589               --               --

Net income                             --           --          450,005          450,005
                                 --------      -------      -----------      -----------

Balances at June 30, 1999        $ 27,541           --       15,609,029       15,636,570
                                 ========      =======      ===========      ===========

See accompanying notes to financial statements.

                             THERMAL TRANSFER PRODUCTS, LTD.

                                 Statement of Cash Flows

                             Nine months ended June 30, 1999

                                                                                 1999
                                                                              ----------
Cash flows from operating activities:
   Net income                                                                 $  450,005
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation                                                              507,068
       Deferred income taxes                                                     192,869
       Changes in assets and liabilities:
         Trade receivables                                                       464,982
         Inventories                                                             263,277
         Income tax receivable                                                  (116,550)
         Prepaid expenses                                                        (10,703)
         Accounts payable                                                        (97,482)
         Accrued expenses                                                         30,047
                                                                              ----------

            Net cash provided by operating activities                          1,683,513
                                                                              ----------

Cash flows from investing activities:
   Expenditures on property, plant and equipment                                (277,241)
                                                                              ----------

Cash flows from financing activities:
   Dividends paid                                                                (53,392)
   Purchase of treasury stock                                                     (5,350)
                                                                              ----------

            Net cash used in financing activities                                (58,742)
                                                                              ----------

            Net increase in cash                                               1,347,530

Cash and cash equivalents at beginning of year                                 2,291,805
                                                                              ----------

Cash and cash equivalents at end of year                                      $3,639,335
                                                                              ==========

Supplemental disclosure of cash flow information -
Income taxes paid                                                             $  340,402
                                                                              ==========

See accompanying notes to financial statements.

                         THERMAL TRANSFER PRODUCTS, LTD.

                          Notes to Financial Statements

                                  June 30, 1999


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  ORGANIZATION

          Thermal Transfer Products, Ltd. ("the Company") is a privately owned company established in 1969. The Company designs, manufactures and markets air and oil cooling products for various industrial customers as well as original equipment manufacturers. The Company operates in one business segment, thermal transfer products.

     (b)  CASH EQUIVALENTS

          Cash equivalents include time deposits and highly liquid investments with original maturities of three months or less.

     (c)  INVENTORIES

          Inventories are valued at lower of cost or market. Cost is determined on the first-in, first-out cost method.

     (d)  PROPERTY, PLANT AND EQUIPMENT

          Property, plant and equipment are stated at cost. Depreciation of plant and equipment is calculated on the straight-line method over the assets' estimated useful lives. The useful lives are as follows:

          Buildings                                           20 to 25 years
          Machinery and equipment                               7 to 9 years
          Office equipment                                      3 to 5 years
          Furniture and fixtures                                     5 years
          Autos                                                      5 years

     (e)  INCOME TAXES

          Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are determined based upon differences between the financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse.

     (f)  ENVIRONMENTAL EXPENDITURES

          The Company accrues for environmental expenditures resulting from existing conditions that relate to past operations when the costs are probable and reasonably estimable.

                         THERMAL TRANSFER PRODUCTS, LTD.

                          Notes to Financial Statements

                                  June 30, 1999


     (g)  ESTIMATES

          In conformity with generally accepted accounting principles, the preparation of the financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and therefore actual results may ultimately differ from those estimates. Significant estimates made by management include the adequacy of accounts receivable and inventory valuation allowances, and the realizability of the deferred tax assets.

     (h)  IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED
          OF

          Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(2)  INVENTORIES

     Inventories consisted of the following at June 30:

          Raw materials                                          $2,092,300
          Work-in-process                                         2,017,566
          Finished goods                                            631,860
                                                                 ----------

                                                                 $4,741,726
                                                                 ==========

(3)  INCOME TAXES

     Income tax expense consists of the following for the nine months ended June 30:

          Current federal                                 $178,755
          Current state                                     45,097
          Deferred federal                                 167,224
          Deferred state                                    25,645
                                                          --------

                                                          $416,721
                                                          ========

                         THERMAL TRANSFER PRODUCTS, LTD.

                          Notes to Financial Statements

                                  June 30, 1999


          The difference between income tax expense computed by applying the statutory federal income tax rate of 34% and income tax expense in the financial statements is:

          Computed "expected" tax expense                            $294,687
          Acquisition legal fees not deductible for tax purposes       63,370
          State income taxes, net of federal income taxes              55,408
          Other                                                         3,256
                                                                     --------

                                                                     $416,721
                                                                     ========

          The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 1999 are presented below:

          Deferred tax assets:
            Accrued expenses for financial reporting purposes            $ 226,387
            Inventories, principally due to additional costs
                    inventoried for tax purposes                            89,731
            Trade receivables, principally due to the allowance for
                    doubtful accounts                                       43,262
                                                                         ---------

                   Total gross deferred tax assets                         359,380

          Deferred tax liabilities:
            Property, plant and equipment, primarily due to
                    differences in depreciation                           (363,220)
            Other                                                           (8,743)
                                                                         ---------

                   Net deferred tax liability                            $ (12,583)
                                                                         =========

          The Company believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable earnings, or in periods in which a carryback is available. The Company has considered the above factors in concluding that it is more likely than not that the Company will realize the benefits of existing deferred tax assets. There can be no assurance, however, that the Company will generate any specific level of continuing earnings.

                         THERMAL TRANSFER PRODUCTS, LTD.

                          Notes to Financial Statements

                                  June 30, 1999


(4)  ACCRUED EXPENSES

     Accrued expenses consist of the following at June 30:

           Payroll                                                            $283,240
           Vacation                                                            172,646
           Environmental                                                       162,000
           Sick pay                                                            137,166
           Other                                                               194,822
                                                                              --------

                                                                              $949,874
                                                                              ========

(5)  CONTINGENCIES

     The Company has voluntarily taken action, pursuant to federal and state environmental laws and regulations, to correct the effects on the environment of prior releases of chemical substances at the Racine, Wisconsin facility. At June 30, 1999, the Company accrued $162,000 for certain environmental investigation and potential remediation activities which in management's opinion was appropriate based on existing facts and circumstances. Under adverse changes in circumstances, the potential liability may exceed the amount accrued, however, management does not anticipate such changes would have a material adverse effect on the Company's financial position or results of operations.

     The Company is also implicated in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of the matters will not have a material adverse effect on the Company's financial position or results of operations.

(6)  SUBSEQUENT EVENT

     On July 20, 1999, all of the common stock of the Company was acquired by Insilco Corporation.

Insilco Holding Co.

Unaudited Pro Forma Consolidated Financial Data

On July 20, 1999, Insilco Holding Co. ("the Company") through its wholly owned subsidiary Insilco Corporation ("Insilco"), executed a definitive merger agreement with Racine, Wisconsin-based Thermal Transfer Products, Ltd. whereby Thermal Transfer Acquisition Corporation, a newly created wholly owned subsidiary of Insilco Corporation, was merged with Thermal Transfer Products. The surviving entity, Thermal Transfer Products Ltd, is a wholly owned subsidiary of Insilco Corporation and is a leading manufacturer of industrial oil coolers and other heat exchanger products. The gross purchase price paid by Insilco Holding Company was $26.5 million. The purchase price net of cash acquired and including estimated costs incurred directly related to the transaction was $23.1 million and has been preliminarily allocated to working capital, and property, plant and equipment resulting in an excess purchase price over net identifiable assets of $8.0 million. The funding for the merger came from Insilco Corporation's credit facilities.

Since the acquisition, management has taken several steps to automate and integrate the operations of Thermal Transfer Products into Insilco's Thermal Components Group. These steps have eliminated approximately 9 hourly clerical positions and are expected to save approximately $0.2 million annually. The Company also expects to be able to provide insurance coverage under its existing insurance policies at a cost that is approximately $0.4 million less than Thermal Transfer Product's historical costs. These items are not included in the Company's pro forma adjustments.

The following Unaudited Pro Forma Condensed Consolidated Balance Sheet presents the pro forma financial position of the Insilco Holding Co. as if the acquisition of Thermal Transfer Products had occurred on June 30, 1999. The following Unaudited Pro Forma Condensed Statements of Operations for the fiscal year ended December 31, 1998 and the six months ended June 30, 1999 present the results of operations of Insilco Holding Co. as if the acquisition had occurred at the beginning of these periods. These statements have been prepared by Insilco Holding Co. management and are not necessarily indicative of Insilco Holding Co.'s financial position or results of operations had the acquisition actually occurred on the assumed date, nor are they necessarily indicative of Insilco Holding Co.'s financial position or results of operations for any future period. In the opinion of management, all necessary adjustments have been made to fairly present this pro forma information.

The allocation of the aggregate purchase price for the acquisition, together with the liabilities assumed pursuant thereto, to the net assets acquired has been based on management's preliminary estimates, based on a preliminary appraisal of the fair value of such assets and liabilities. Adjustments to the asset values and liabilities in the final allocation may differ from these estimates, which could impact future earnings. Management believes that such adjustments will not have a material impact on the pro forma financial statements.

Forward-looking statements in this report, including without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including without limitation the following: (i) the Company's plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of the Company; (ii) the Company's plans and results of operations will be affected by the Company's ability to integrate the acquisition; (iii) other risks and uncertainties indicated from time to time in the Company's filings with the Securities and Exchange Commission.

                                   INSILCO HOLDING CO AND SUBSIDIARIES

                        Unaudited Pro Forma Condensed Consolidated Balance Sheet
                                           As of June 30, 1999
                                             (In thousands)

                                                                   Thermal           Pro
                                                                   Transfer         Forma
                                                     Historical  Products, LTD.  Adjustments   Pro Forma
                                                     ----------  --------------  -----------   ---------
Assets
Current assets
     Cash and cash equivalents                        $  10,164       3,639             --        13,803
     Trade receivables, net                              93,018       3,476             --        96,494
     Other receivables                                    6,219         474             --         6,693
     Inventories                                         65,452       4,742            114 a)     70,308
     Prepaid expenses and other                          10,687         373             --        11,060
                                                      ---------     -------       --------     ---------
       Total current assets                             185,540      12,704            114       198,358

Property, plant and equipment                           123,671       5,413          3,216 b)    132,300
Other assets                                             51,912          --          7,969 c)     59,881
                                                      ---------     -------       --------     ---------
       Total assets                                   $ 361,123      18,117         11,299       390,539
                                                      =========     =======       ========     =========

Liabilities and Stockholders' Equity (Deficit)
Current liabilities
     Current portion of long-term debt                $   1,264          --             --         1,264
     Accounts payable                                    37,344       1,168             --        38,512
     Customer deposits                                   16,190          --             --        16,190
     Accrued expenses and other                          56,913         950            435 d)     58,298
                                                      ---------     -------       --------     ---------
       Total current liabilities                        111,711       2,118            435       114,264

Long-term debt                                          411,855          --         26,500 e)    438,355
Other long-term obligations                              46,047         363             --        46,410
                                                      ---------     -------       --------     ---------
       Total liabilities                                569,613       2,481         26,935       599,029
PIK Preferred Stock                                      36,993          --                       36,993
Stockholders' equity (deficit)                         (245,483)     15,636        (15,636)f)   (245,483)
                                                      ---------     -------       --------     ---------
       Total liabilities and stockholders' equity
         (deficit)                                    $ 361,123      18,117         11,299       390,539
                                                      =========     =======       ========     =========

a)   To reflect the step-up of inventory to market value.

b) To reflect the step-up in property, plant & equipment to fair value based on appraised values.

c) To reflect the excess of acquisition cost over the estimated fair value of the net assets acquired (goodwill).

d)   To reflect the accrual of costs related to the acquisition.

e) To reflect borrowings from Insilco's credit facility to finance the acquisition.

f)   To reflect the write off of equity accounts of the acquired company.

                                 INSILCO HOLDING CO. AND SUBSIDIARIES

                     Unaudited Pro Forma Condensed Consolidated Income Statement
                                 For the Year Ended December 31, 1998
                                 (In thousands, except per share data)

                                                                  Thermal         Pro
                                                                  Transfer       Forma
                                                   Historical  Products, LTD.  Adjustments  Pro Forma
                                                   ----------  --------------  -----------  ---------
Net sales                                           $535,629       27,792            --      563,421

Cost of goods sold                                   383,269       22,916           114 a)   406,299
Depreciation and amortization                         20,159          710           857 b)    21,726
Selling, general and administrative                   94,030        2,989          (475)c)    96,544
Merger fees                                           25,529           --            --       25,529
                                                    --------      -------        ------      -------

       Operating income                               12,642        1,177          (496)      13,323

Interest (expense)income, net                        (31,915)          89        (1,989)d)   (33,815)
Other income, net                                      5,877           18            --        5,895
                                                    --------      -------        ------      -------

       Income (loss) from continuing
       operations before income
       taxes                                         (13,396)       1,284        (2,485)     (14,597)

Income tax (expense)benefit                            1,253         (514)          895 e)     1,634
                                                    --------      -------        ------      -------

       Income (loss) from continuing operations      (12,143)         770        (1,590)     (12,963)

Preferred stock dividend                              (2,044)          --            --       (2,044)
                                                    --------      -------        ------      -------

       Net income (loss) available to common        $(14,187)        $770        (1,590)     (15,007)
                                                    ========      =======        ======      =======
Basic earnings per share                            $  (4.49)                                  (4.75)
                                                    ========                                 =======
Average outstanding shares of common stock             3,161                                   3,161
Dilutive earnings per share                         $  (4.49)                                  (4.75)
                                                    ========                                 =======
Common stock and common stock equivalents              3,161                                   3,161

a)   To reflect the write-off of the market value step-up in inventory.

b) To reflect the increase in depreciation and amortization due to 1) the amortization of goodwill on a straight-line basis over 20 years, and 2) additional straight-line depreciation relating to the step-up of property, plant and equipment, which is being depreciated over periods of 3 to 25 years.

c) To reflect the elimination of the net excess cost of the former owners salaries ($681,000) less the salaries of management replacements ($206,000).

d) To reflect the increase in interest expense resulting from the borrowings under Insilco's credit facility to finance the acquisition. Interest is calculated based on the new debt of $26.5 million less the cash acquired of $3.9 million using an assumed interest rate of 8.8 percent. A change of 1/8 percent in the interest rate would result in a change in interest expense and net income of $28,250 and $23,448 before and after taxes, respectively.

e) To reflect the tax effect of the pro forma adjustments at a statutory rate, 34 percent for federal and 2 percent for state.

                                  INSILCO HOLDING CO. AND SUBSIDIARIES

                      Unaudited Pro Forma Condensed Consolidated Income Statement
                              For the Six Month Period Ended June 30, 1999
                                 (In thousands, except per share data)

                                                                   Thermal         Pro
                                                                   Transfer       Forma
                                                    Historical  Products, LTD.  Adjustments   Pro Forma
                                                    ----------  --------------  -----------   ---------
 Net sales                                           $305,336       12,477             --      317,813

 Cost of goods sold                                   219,922       10,271            114 a)   230,307
 Depreciation and amortization                         11,785          356            429 b)    12,570
 Selling, general and administrative                   54,459        1,382           (420)c)    55,421
 Restructuring Charge                                   5,515           --                       5,515
                                                     --------       ------         ------      -------

        Operating income                               13,655          468           (123)      14,000

 Interest (expense)income, net                        (23,308)          61           (994)d)   (24,241)
 Other income, net                                      2,201            4             --        2,205
                                                     --------       ------         ------      -------

        Income (loss) from continuing
        operations before income
        taxes                                          (7,452)         533         (1,117)      (8,036)

 Income tax (expense)benefit                            1,335         (256)           402 e)     1,481
                                                     --------       ------         ------      -------

        Income (loss) from continuing operations       (6,117)         277           (715)      (6,555)

 Preferred stock dividend                              (2,900)          --             --       (2,900)
                                                     --------       ------         ------      -------

        Net income (loss) available to common        $ (9,017)         277           (715)      (9,455)
                                                     ========       ======         ======     ========
Basic earnings per share                             $  (5.51)                                   (5.78)
                                                     ========                                 ========
Average outstanding shares of common stock              1,637                                    1,637
Dilutive earnings per share                          $  (5.51)                                   (5.78)
                                                     ========                                 ========
Common stock and common stock equivalents               1,637                                    1,637


a)   To reflect the write-off of the market value step-up in inventory.

b) To reflect the increase in depreciation and amortization due to 1) the amortization of goodwill on a straight-line basis over 20 years, and 2) additional straight-line depreciation relating to the step-up of property, plant and equipment, which is being depreciated over periods of 3 to 25 years.

c) To reflect the elimination of the net excess cost of the former owners salaries ($340,500) less the salaries of management replacements ($103,000) and to reflect the elimination of professional fees ($182,000) relating to the sale transaction.

d) To reflect the increase in interest expense resulting from the borrowings under Insilco's credit facility to finance the acquisition. Interest is calculated based on the new debt of $26.5 million less the cash acquired of $3.9 million using an assumed interest rate of 8.8 percent. A change of 1/8 percent in the interest rate would result in a change in interest expense and net income of $28,250 and $23,448 before and after taxes, respectively.

e) To reflect the tax effect of the pro forma adjustments at a statutory rate, 34 percent for federal and 2 percent for state.

Exhibit 23(a)


               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Board of Directors
Insilco Holding Co.:

We consent to incorporation by reference in the registration statements (No.'s 333-61809 and 333-61811) on Form S-8 of Insilco Holding Co. of our report dated September 3, 1999, relating to the balance sheet of Thermal Transfer Products, Ltd. as of June 30, 1999, and the related statements of income, stockholders' equity and cash flows for the nine months ended June 30, 1999, which report appears in the October 4, 1999, Form 8-K of Insilco Holding Co.

KPMG LLP

Columbus, Ohio
October 4, 1999